Guzik & Associates

1875 Century Park East, Suite 700

Los Angeles, CA 90067

Telephone 310.914.8600

October 20, 2010

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

    Office of Mergers & Acquisitions

Re:	Private Media Group, Inc.
Definitive Proxy Statement on Schedule 14A filed October 8, 2010
SEC File No. 000-25067

Dear Mr. Hindin:

Please refer to the Staff’s letter to the undersigned dated October 15, 2010, regarding the above-referenced definitive Proxy Statement filed by the registrant, Private Media Group, Inc., on October 8, 2010. For the reasons discussed below, the registrant does not believe that it is either necessary or appropriate for it to re-file its proxy materials as preliminary materials. Therefore, this letter only responds to the Staff’s comments Number 1 and 2, which request the registrant to re-file its proxy materials as preliminary proxy materials and to wait not less than 10 days before it may solicit proxies.

Exchange Act Rule 14a-6 Prohibits the Filing of a Preliminary Proxy Statement

Comment No. 1 states in part “It appears that the Company failed to comply with Exchange Act Rule 14a-6(a) by filing its proxy statement in definitive form.” In support of this contention, the Staff cites to Note 3 to Rule 14a-6(a) and Interpretation I.G.2. in the Staff’s July 2001 Interim Supplement to Telephone Interpretation Manual (the “2001 Telephone Interpretation”).

Rule 14a-6(a) explicitly states that a registrant “shall not file with the Commission a preliminary proxy statement” if the solicitation relates to an annual meeting at which the only matters to be acted upon are, inter alia, “the election of directors” or “the election, approval or ratification of accountant(s).” [emphasis added]. Rule 14a-6(a) further states: “This exclusion does not apply if the registrant comments upon or refers to a solicitation in opposition in connection with the meeting in its proxy material.” Note 3 recites that “a ‘solicitation in opposition’ includes . . . any solicitation opposing a proposal supported by the registrant . . ..”

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

    Office of Mergers & Acquisitions

October 20, 2010

In the instant case, the Annual Meeting to which the definitive Proxy Statement relates involves the election of six directors and the ratification of the selection of the registrant’s independent registered public accountants for the fiscal year ending December 31, 2010. No other matters are expected to be acted upon at the Annual Meeting, as is recited in the registrant’s Proxy Statement.

In addition, the registrant has not commented upon or referred to a solicitation in opposition. Instead, as the Staff has noted, the registrant has simply disclosed the existence of a notice received by the registrant on September 16, 2010, of an intention to nominate six directors at the Annual Meeting scheduled to be held on November 18, 2010, which a shareholder who purports to beneficially own 27% of the outstanding voting shares. Indeed, other than reliance upon the 2001 Telephone Interpretation, the Staff has not cited any rule which requires any different or additional disclosure, or which would require the registrant to “comment upon” or “refer to” a solicitation in opposition. Accordingly, I will address the 2001 Telephone Interpretation upon which the Staff relies.

2001 Telephone Interpretation

Interpretation I.G.2. in the Staff’s July 2001 Interim Supplement to Telephone Interpretation Manual provides in relevant part:

Question: May a registrant rely on Rule 14a-6(a) to file a proxy statement in definitive form in a contested proxy solicitation for the election of directors by simply not referring to the solicitation in opposition in its proxy statement when the registrant knows, or reasonably should know, of the solicitation in opposition?

Answer: No. Rule 14a-9 prohibits a registrant from omitting a material fact from its proxy statement at the time of the solicitation. The staff believes that it is inconsistent with this provision of Rule 14a-9 when the initial definitive proxy statement does not disclose the existence of a solicitation in opposition when the registrant knows, or reasonably should know, of a solicitation in opposition. The staff believes the existence of alternative nominees is material to security holders’ voting decisions.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

    Office of Mergers & Acquisitions

October 20, 2010

I note also the cautionary preliminary statement which precedes this and other telephone interpretations of the Staff:

The interpretations presented below reflect the views of the staff of the Division of Corporation Finance. They are not rules, regulations, or statements of the Commission. Further, the Commission has neither approved nor disapproved these interpretations.

These positions do not necessarily contain a discussion of all material considerations necessary to reach the conclusions stated, and they are not binding due to their highly informal nature. Accordingly, these responses are intended as general guidance and should not be relied on as definitive. There can be no assurance that the information presented in these interpretations is current, as the positions expressed may change without notice.

Based upon the 2001 Telephone Interpretation, the Staff now concludes that this registrant must file preliminary proxy materials and wait at least 10 days before it can re-file definitive materials and commence its proxy solicitation anew. For the reasons stated below, the registrant respectfully disagrees with the Staff. It is the position of the registrant that the 2001 Telephone Interpretation, as appears to be applied by the Staff to the particular facts and circumstances of this registrant, is neither within the scope of the rules and regulations of the Commission nor necessary or otherwise in the interest of the shareholders of the registrant or the public at large. Further, even if the Staff continues to believe that the 2001 Telephone Interpretation supports its position, we believe that this disagreement can be properly addressed by simply filing supplemental definitive materials with the Commission, and not to go back to the beginning of the filing process.

Exchange Act Rule 14a-9, which appears to be the cornerstone of the Staff’s position in the 2001 Telephone Interpretation, prohibits a registrant from making material omissions of fact in its proxy statement, a determination which is made at the time of the solicitation. As noted

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

    Office of Mergers & Acquisitions

October 20, 2010

above, the 2001 Interpretation states in part: “The staff believes that it is inconsistent with this provision of Rule 14a-9 when the initial definitive proxy statement does not disclose the existence of a solicitation in opposition when the registrant knows, or reasonably should know, of a solicitation in opposition. The staff believes the existence of alternative nominees is material to security holders’ voting decisions.

At the outset, we note that in the instant definitive Proxy Statement the registrant has clearly indicated the existence of alternative nominees. Therefore, the statutory concern raised by the Staff in the 2001 Telephone Interpretation, as far as a “material omission of a fact”, is not present in the instant situation.

Nonetheless, the Staff, in its first bullet point under Comment No. 1 contained in its October 15 letter, concludes that:

•	the registrant “reasonably should have known that Consipio would need to solicit proxies from other shareholders, that

•	such solicitation would constitute a “solicitation in opposition” within the meaning of Note 3 to Rule 14a-6(a), and

•	therefore, in reliance upon the 2001 Telephone Interpretation, the registrant must refile its definitive Proxy Statement in preliminary form.

The Staff appears to rely, in part, upon certain facts set forth in Schedule 13D/A filed by Consipio Holding Ltd. (“Consipio”) on September 28, 2010, but fails to consider other information omitted from such Schedule 13D/A, (i.e. the failure of the filer to state its intention to solicit proxies in support of its nominees). We do not believe it is correct for the Staff to conclude that the registrant “reasonably should have known of a “solicitation in opposition under these facts and circumstances.

In this regard, we note that notwithstanding a private letter of intention to nominate directors at the Annual Meeting delivered by Consipio to the registrant on September 16, 2010:

•	Consipio has never disclosed an intention to solicit proxies from any shareholder in any public statement, including the Schedule 13D/A filed on September 28, 2010;

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

    Office of Mergers & Acquisitions

October 20, 2010

•

Under Item 4 of Schedule 13D, the filer is required to disclose “plans or proposals which relate to or would result in . . . (d) any change in the present board of directors or management of the issuer . . .” However, Item 4 does not disclose any plans or proposals by Consipio to solicit proxies from shareholders of the registrant.

•

Contrary to the Staff’s interpretation of certain language in Consipio’s Schedule 13D filings, and aside from there being no affirmative disclosure by Consipio of any intent to solicit proxies at September 28, 2010, there is an express disclaimer of an intent to solicit proxies at any time in the future. Item 4 of Consipio’s September 28, 2010, Schedule 13D/A states:

THIS SCHEDULE 13D IS NOT A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO TAKE ANY ACTION WITH RESPECT TO THE COMMON STOCK OF THE ISSUER. THE REPORTING PERSON IS NOT HEREBY SOLICITING, AND DOES NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ISSUER’S ANNUAL MEETING OF STOCKHOLDERS OR OTHERWISE. [emphasis added]

In further support of the Staff’s position that the registrant is required to re-file its proxy materials in preliminary form and wait at least 10 days, it concludes in Comment No. 1, Bullet Point One:

Based on the security ownership table on page 10 of the proxy statement, Consipio does not itself possess a sufficient number of shares to elect its nominees. Such information suggests that the Company reasonably should have known that Consipio would need to solicit proxies from the other shareholders of the Company in order to obtain this “sufficient number” and such solicitation would constitute a solicitation in opposition as defined in Note 3 to Exchange Act Rule 14a-6(a).

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

    Office of Mergers & Acquisitions

October 20, 2010

The security ownership table referenced by the Staff, as contained in the registrant’s definitive Proxy Statement, states that Consipio claims to beneficially own 26.9% of the registrant’s common stock. The registrant disagrees with the Staff’s conclusion that this information “reasonably suggests that the Company should have known that Consipio would need to solicit proxies from the other shareholders of the Company” in a manner that would constitute a “solicitation in opposition.”

Apart from the fact that there is no disclosure by Consipio of an “intent to solicit” in this or any other Schedule 13D/A, and leaving aside what the registrant reasonably believes is an express disclaimer of an intention to solicit proxies at any time in the future, the following disclosure is made by Consipio in Item 4:

On September 10, 2010, the Reporting Person executed a form of written consent of the Issuer’s stockholders to approve resolutions to amend the Issuer’s Bylaws in certain respects. The written consent of stockholders to approve the bylaw amendments was previously presented by the Reporting Person to three other holders of the Issuer’s Common Stock, including Mr. Bunimovitz, Tisbury and Michael K. Ackrell, who, together with the Reporting Person, hold voting power over more than 50% of the voting power of the Issuer’s Common Stock and have, as of September 10, 2010, executed the written consent as presented.

Item 4 of this filing further reflects that Bunimovitz, Tisbury and Consipio, who collectively purport to own more than 49% of the registrants voting securities, joined together in filing a lawsuit against the registrant on August 12, 2010. One could reasonably infer from these facts, set forth in Consipio’s Schedule 13D/A, that Consipio purports to have the power to elect a new board of directors by joining with two, or at most three other shareholders and voting together at the Annual Meeting, each of whom has been made aware of Consipio’s intent to nominate, both in the instant Schedule 13D/A and in the registrant’s definitive Proxy Statement.

If there were any change in Consipio’s Schedule 13D information since September 28, 2010, including plans or proposals with respect to the election of directors, it is required under Exchange Act Rule 13d-2 to “promptly” amend its filing. However, we note that no amendments have been filed by Consipio in respect of its Schedule 13D/A since September 28, 2010, either before or after the registrant filed its definitive Proxy Statement on October 8, 2010.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

    Office of Mergers & Acquisitions

October 20, 2010

All of the information in Consipio’s Schedule 13D/A, last amended on September 28, 2010, whether read together or viewed in isolation, certainly could lead a reasonable person to conclude that Consipio did not intend to conduct any shareholder solicitation, either a “solicitation in opposition” or otherwise. These are, and remain, the conclusions reached by the registrant. The registrant is unable to reach any other conclusions which would require it to file preliminary proxy materials. Therefore, for the reasons cited above, the express terms of Rule 14a-(a) prohibit this registrant from filing preliminary proxy materials with the Commission.

Fairness Dictates that the Registrant Not be Required to File a Preliminary Proxy Statement

Regardless of the Staff’s agreement or disagreement with the registrant’s contentions regarding the scope of Rule 14a-6 and the applicability of the 2001 Telephone Interpretation to the instant facts and circumstances, the registrant believes that requiring the registrant to start the filing process anew by filing preliminary proxy materials, as opposed to supplementing its definitive Proxy Statement by filing definitive additional materials, is not in the interests of the registrant’s shareholders.

In this regard, we note the following factors:

•

In relying upon the prohibition against filing preliminary proxy materials under Rule 14a-6(a), the registrant acted at all times in good faith and without any intent to circumvent the rules and regulations of the Commission.

•	The registrant has set a record date of September 23, 2010, and a meeting date of November 18, 2010. Definitive proxy materials were printed and mailed on October 8, 2010.

•

As the Staff has noted in Comment No. 4, if preliminary materials are filed, either a new Notice of Internet Availability must be filed under Exchange Act Rule 14a-16, or the registrant will be unable to rely on Rule 14a-16. In either case, filing preliminary materials and waiting “at least 10 days” to solicit shareholders would necessitate pushing back the meeting date until some time in December 2010 or beyond. Rule 14a-16, which provides an alternative to conventional physical delivery of proxy materials, requires not less than 40 days from the filing date of the Notice and the meeting date; distribution of proxy materials by traditional means in hard copy form would also necessitate moving back the meeting date and the record date, based upon routine processing times of proxy tabulators, in this case Broadridge Financial Services, and banks and brokers under Rule 14b-1(b)(2) and Rule 14b-2(b)(3).

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

    Office of Mergers & Acquisitions

October 20, 2010

•

If for any reason the Annual Meeting date is moved past December 31, 2010, this would cause significant delays and could result in delisting. If the Annual Meeting is held after December 31, 2010, the meeting could not be held until the registrant could prepare audited financial statements for the fiscal year ended December 31, 2010. This would likely mean that the Annual Meeting could not be held until at least April 2011. If the meeting is not held by December 31, 2010, the registrant will also receive a notice of delisting from The Nasdaq Stock Market, as it will not have held its annual meeting in the 2010 calendar year. This listing requirement is not subject to any cure period.

•

Filing preliminary materials would provide no materially different information than the registrant has already provided. Indeed, only very limited additional information would be required to be disclosed under Item 4(b) and Item 5(b) in the case of a “solicitation in opposition, much of which is either inapplicable or has already been disclosed in the definitive Proxy Statement. As noted above, the registrant continues to question whether this information is required, even if it were to file preliminary proxy materials.

Accordingly, under these circumstances the registrant believes that it is both unnecessary and inappropriate to file preliminary materials and restart the filing and solicitation process. The registrant is prepared to discuss the advisability of additional disclosures, by way of supplemental definitive materials.

Very truly yours,

/s/ Samuel S. Guzik
Samuel S. Guzik
GUZIK & ASSOCIATES